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                           December 8, 2021

       Andrew McBride
       Chief Financial Officer
       Gores Metropoulos II, Inc.
       6260 Lookout Road
       Boulder, CO 80301

                                                        Re: Gores Metropoulos
II, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed November 26,
2021
                                                            File No. 333-257726

       Dear Mr. McBride:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 5 to Registration Statement on Form S-4 Filed November 26, 2021

       General

   1. We note your revisions in response to comment 1 and reissue the comment in part. Please revise your Summary and
where appropriate to compare the per share price of the New
                                                        PIPE Investment with
the estimated price at which Public Stockholders may redeem
                                                        shares of your Class A
Stock, further quantifying the effective percentage discount between such prices.
   2. We note your response to comment 4. Please revise the cover page and where appropriate to explain how Rollover
Options may result in an additional 11,383,245 shares being
                                                        issued, further adding
to dilution.
 Andrew McBride
Gores Metropoulos II, Inc.
December 8, 2021
Page 2
3. Please revise the Cover Page and Summary to explain the rollover options in plain
         English. For example, who receives them? Why do they not "receive their portion" of the approximately 190 million post combination company's common stock? Please revise accordingly.
Summary
Interests of Certain Persons in the Business Combination
Interests of the Company Initial Stockholders..., page 64

4. We note your revisions in response to comment 5 that the Sponsor will pay "a weighted average per share price of $9.60 for each share of Common Stock" to be purchased in the
         PIPE Investments. Please revise to disclose the weighted average per share price that your
         Sponsor will have paid for its total Common Stock in the Post-Combination Company, both in the event that your Sponsor does and does not exercise its rights to assign any of its PIPE Shares. In this regard, advise us whether the Sponsor will have paid a weighted average per share price of approximately $4.24 for each share of Common Stock if it does not assign any of its PIPE Shares, and only a nominal amount if it assign all of its PIPE
         Shares. Please make corresponding revisions when discussing the Share Surrender
         Agreement, including on the cover page and page 50, and the Additional Sponsor
         Commitment, including on page 52.
The Business Combination
Recommendation of Our Board of Directors..., page 184

5. We note your response to comment 7. Please revise, as indicated in your response, to disclose the apparent belief of the Board of Directors that the growth projections and underlying assumptions continued to be reasonable despite the decline in enterprise valuation.
Certain Financial Projections Provided to Our Board
Material Assumptions Underlying the Financial Projections, page 205

6. We note your revisions in response to comment 9. Please revise to provide more detailed disclosure of your growth assumptions for RevPAR, Ending Live Units & Contracted
       Units, and Bookable Nights, as well as the reasons you believe these assumptions are reasonable. For example, we note your revised disclosure that in 2019 Sonder expanded into markets which typically earn lower RevPAR as compared to the existing markets.
       This appears consistent with the observation that Sonder   s actual
Revenue per Available
FirstName LastNameAndrew McBride
       Room decreased during a period of rapid growth, but it is unclear what assumptions
Comapany    NameGores
       support           Metropoulos
                the projection         II, Inc.will exceed Sonder's
pre-COVID-19 performance in
                               that RevPAR
       the near
December         future.
           8, 2021  PagePlease
                         2      revise accordingly.
FirstName LastName
 Andrew McBride
FirstName LastNameAndrew
Gores Metropoulos  II, Inc. McBride
Comapany8,
December  NameGores
             2021       Metropoulos II, Inc.
December
Page 3    8, 2021 Page 3
FirstName LastName
The Merger Agreement and Related Agreements
The Merger Agreement
Delayed Draw Note Term Sheet, page 256

7. We note your revisions in response to comment 2. Please revise the Cover Page,
         Summary, Risk Factors, Management's Discussion and Analysis and where appropriate to address the possibility that you do not obtain financing under the non-binding Delayed
         Draw Notes. Will the transaction move forward if the financing is not obtained? Do you anticipate investors receiving updated disclosure in the event the financing is not obtained or materially changed, and if so what is the timing and nature of the intended disclosure?
         With respect to the terms of the notes, please provide further clarification. For example, please disclose:

                the 1% LIBOR floor for your interest rate, as well as the LIBOR replacement rate, the material restrictions on the incurrence of additional debt and the cap on existing debt, and
                the GAAP net revenue conditions applicable to any second draw or disclose that an
              Initial Draw will not occur on or prior to December 31, 2021.

        You may contact William Demarest at (202) 551-3432 or Robert Telewicz at (202) 551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      James R. Griffin, Esq.